ARMEAU BRANDS INC.
1805-141 Lyon Court
Toronto, ON Canada, M6B 3H2
 Telephone: (647) 640-3625

April 19, 2016
VIA EDGAR
Securities and Exchange Commission
100 F. Street, NE
 Washington, D.C. 20549-7410
Attention:	John Reynolds, Assistant Director Office of Beverages, Apparel and Mining

Dear Sirs:
Re: Armeau Brands Inc. (the “Company”) Registration Statement on Form S-1 Filed March 15, 2016 File No. 333-210190
Further to the filing of an amended registration statement on Form S-1/A filed by the Company on April 14, 2016 (the “Registration Statement”), the Company writes to you to respond to your letter addressed to the Company and dated April 7, 2016 regarding the Company’s Registration Statement on Form S-1. For your ease of reference, the responses of the Company to your comments are numbered in a corresponding manner:

General
1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Response:                          There have been no written communications that our company or anyone authorized to do so on our behalf that have been presented to potential investors in reliance of Section 5(d) of the Securities Act.
Facing Page
2.	Please check the box indicating that this is an offering under Rule 415 or tell us how you concluded that the continuous offering you propose is not subject to Rule 415.
Response:                          The Company has amended the Registration Statement to address the concerns outlined in the above comment by checking the box to indicate that this is an offering under Rule 415.
Use of Proceeds, page 15
3.	Please reconcile the maximum amount of proceeds to be used in the table with the expenditures on page 30.

Response:                          The Company has amended the Registration Statement to address the concerns outlined in the above comment by amending the table of expenditures on page 30.
4.	We note the statement in this section that management retains the right to change the use of proceeds and retains broad discretion on the allocation of the net proceeds from this offering. The company may reserve the right to change the use of proceeds, provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use in that event are indicated. See Instruction 7 to Item 504 of Regulation S-K. Please revise the disclosure accordingly.
Response:                          The Company has amended the Registration Statement to address the concerns outlined in the above comment.
Item 6 – Dilution, page 16
5.	Please revise to provide disclosure regarding dilution to investors in this offering. Refer to Item 6 of Form S-1 and Item 506 of Regulation S-K.
Response:                          The Company has amended the Registration Statement to address the concerns outlined in the above comment.
Description of Securities to be Registered, page 19
6.	Please clarify the references to your amended and restated articles of incorporation and your few stockholders given the disclosure elsewhere in the prospectus.
Response:                          The Company has amended the Registration Statement to address the concerns outlined in the above comment.
Description of our Business, page 21
Activities to Date, page 23
7.	Please describe the Scientific Centre for Viticulture in Armenia you reference in this section.
Response:                          The Company has amended the Registration Statement to address the concerns outlined in the above comment.
8.	We note the two agreements with IMBIBEdesign referenced in this section. The dollar amounts referenced do not appear to reconcile with the disclosure in the agreements filed as exhibits. Please reconcile or advise.
Response:                          The Company has amended the Registration Statement to address the concerns outlined in the above comment.
Government Regulation, page 27
9.	Please tell us how you are subject to oil and gas regulation. Also, tell us how you concluded that government regulations will not materially impact the way you conduct your business, given your intention to sell alcoholic beverages. Disclose the effect of material regulations on the wine business. Refer to Item 101(h)(4)(ix) of Regulation S-K.

Response:                          The Company has amended the Registration Statement to address the concerns outlined in the above comment.
Liquidity and Capital Resources, page 30
10.	Given your financial condition please disclose how you plan to address the funds necessary to achieve your business plan, in the event you are unable to raise sufficient funds in this offering. Refer to Instruction 5 of Item 303(a) of Regulation S-K, and footnote 43 in Securities Act Release No. 33-8350 for guidance.
Response:                          The Company has amended the Registration Statement to address the concerns outlined in the above comment.
Directors and Officers, page 32
11.	Please provide the information required by Item 401(e)(1) of Regulation S-K for Cassandra Tavukciyan, regarding her business experience for the past five years and the reasons she was selected as a director.
Response:                          The Company has amended the Registration Statement to address the concerns outlined in the above comment.
Security Ownership of Certain Beneficial Owners…, page 36
12.	You disclose in the table that Cassandra Tavukciyan holds 50% of the outstanding shares while elsewhere you disclose 100%. Please reconcile. Such disclosure should be as of the date in the table without considering the amount being sold in this offering. You may include a separate column indicating the percent ownership after the offering assuming the maximum is sold.
Response:                          The Company has amended the Registration Statement to address the concerns outlined in the above comment.
Certain Relationships and Related Transactions , page 36
13.	Please provide this disclosure and that in the previous section as of the most recent practicable date, rather than January 31, 2016.
Response:                          The Company has amended the Registration Statement to address the concerns outlined in the above comment.
Promoters and Certain Control Persons , page 37
14.	Please tell us how you concluded that Ms. Tavukciyan is your only promoter given your disclosure about the dates when she joined the company and the date you were incorporated. It is unclear, for example, how you concluded that Arto Tavukciyan was not a promoter. Refer to the definition of promoter in Securities Act Rule 405 for guidance.
Response:                          The Company concluded that Arto Tavukciyan was a promoter as founded and incorporated the company. The Company has amended the Registration Statement to address the concerns outlined in the above comment.

Signatures
15.	Please revise to include the signature of the principal financial officer, and principal accounting officer or controller as required by Instruction 1 to the Signatures.
Response:                          The Company has amended the Registration Statement to address the concerns outlined in the above comment.
Exhibit 23.1
16.	The auditor consent refers to the audit report dated February 25, 2016; however the audit report included in the filing is dated February 26, 2016. Please request your auditor review the consent and, as applicable, amend for consistency.
Response:                          The Company has amended the Registration Statement to address the concerns outlined in the above comment.
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

ARMEAU BRANDS INC.

Per:            /s/Cassandra Tavukciyan
Cassandra Tavukciyan
Director, President and Chief Executive Officer, Chief Financial Officer, Secretary, Treasurer  (Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)